Exhibit 21.1

Subsidiaries of Compass, Inc.

Name of Subsidiary	Jurisdiction
Compass Brokerage, LLC	Delaware
Compass California II, Inc.	Delaware
Compass California, Inc.	Delaware
Compass RE NY, LLC	Delaware
Compass Management Holdings, LLC	Delaware